SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

PERFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 740444 10 4

1.	Name of Reporting Person: Jon R. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 514,463

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 514,463

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 514,463

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.9%

12.	Type of Reporting Person: IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

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13G

Item 1.
	(a)	Name of Issuer:
Preformed Line Products Company
	(b)	Address of Issuer's Principal Executive Offices:
660 Beta Drive, Mayfield Village, Ohio 44143
Item 2.
	(a)	Name of Person Filing:
Jon R. Ruhlman
	(b)	Address of Principal Business Office or, if none, Residence:
660 Beta Drive, Mayfield Village, Ohio 44143
	(c)	Citizenship:
U.S.A.
	(d)	Title of Class of Securities:
Common Shares, $2 par value per share (“Common Shares”)
	(e)	CUSIP Number:
740444 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
As of December 31, 2002, Jon R. Ruhlman beneficially owned 514,463 Common Shares, including 10,000 Common Shares that may be acquired pursuant to currently exercisable stock options or stock options that will become exercisable within 60 days.
(b) Percent of class:
8.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
514,463 Common Shares
(ii) Shared power to vote or to direct the vote:
-0-
(iii) Sole power to dispose or to direct the disposition of:
514,463 Common Shares
(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable.

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13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 (Date)

/s/ Jon R. Ruhlman (Signature)

Jon R. Ruhlman (Name/Title)

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